Exhibit 99.1

FSD Pharma Adds Former Celsius Holdings CEO Gerry David to Board of Advisors

Previously Headed Successful Global Expansion Resulting in Dramatic Increase in Sales and 35-Fold Increase in Shareholder Value for Drink Business

TORONTO--(BUSINESS WIRE)--March 30, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, today announced the appointment of Gerry David to the FSD Pharma Advisory Board. Mr. David is best known for his five-year tenure as Chief Executive Officer at zero-calorie fitness drink maker Celsius Holdings, Inc. where he spearheaded a turnaround that resulted in a global sales explosion, influx of capital from notable strategic investors, and a rise in market capitalization that increased shareholder value 35-fold by exceeding $9 billion.

“I have seen countless products throughout my career and I can honestly say that I have never seen anything as unique and disruptive as the product FSD Pharma is developing to counteract alcohol intoxication and misuse,” commented Gerry David. I am excited to begin working with the entire team on development strategy and welcome the opportunity to lend any resources and experiences I have to help achieve the goal of a commercialized product in the future,” added Mr. David.

“Gerry is a legend in the business world and his insight is tantamount to the recent addition of Kevin Harrington to our Advisory Board,” (see press release dated 28 Feb, 2023) said Anthony Durkacz, Interim Chief Executive Officer of FSD Pharma. “Gerry’s successes in sales and marketing, supply chain management, and value creation are rarely paralleled. He will be invaluable to guidance of our entire pipeline and, more precisely, become intimately involved with the strategic planning, launch, and operations of our new alcohol misuse R&D program. We welcome him to the team.”

Gerry David is a solutions-focused Entrepreneur, Leader, and Board Member with more than 40 years of success across the consumer products, manufacturing, and high-tech industries. Leveraging extensive experience leading five comprehensive turnarounds of both public and private companies with global scopes spanning 72 countries. He is a valuable asset for startup or established companies looking to drive long-term, sustainable growth. His broad areas of expertise include sales and marketing, operations management, financial analysis, capital raising, supply chain management, M&A, regulatory and strategic planning. In recognition of his professional achievements, he was one of only 25 Gold Winners in the prestigious 2016 CEO World Awards and was selected as “The Leader” in the CEO of the Year category.

Throughout his executive career, Gerry has held leadership positions at organizations including Celsius Holdings, Vitarich Labs, Home Shopping Network Direct and his consulting firm Gerry David & Associates LLC, where he currently serves as CEO. He has been responsible for leading the turnaround of Celsius Holdings (CELH: NASDAQ), a beverage company on the verge of going out of business, driving 5 consecutive years of record revenue, increasing shareholder value by 35x, establishing a subsidiary in Hong Kong, launching products in Asia, South America, Europe, and the Middle East, and establishing manufacturing in Germany, China, and the US; Gerry began his career by founding a systems integration company specializing in the hospitality industry, growing the organization to offices in six states prior to its sale to a public entity.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com